10 Middle Street, Suite 1100
Bridgeport, CT 06604
Office (203) 416-5290
Fax (203) 416-5188
www.cdti.com

CORRESP

VIA EDGAR

September 11, 2009

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4631
Washington, D.C. 20549-4631

Re:	Clean Diesel Technologies, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the period ended June 30, 2009
File No. 001-33710

Dear Mr. Decker:

Clean Diesel Technologies, Inc. (“CDT,” “we,” “us,” “our” or the “Company”) is submitting this letter in response to your comment letter of August 27, 2009 with respect to the above-referenced filings of our Annual Report on Form 10-K and our Quarterly Report on Form 10-Q.  For your convenience, the text of your comment has been reproduced below.  Page numbers in our responses refer to the page numbers in the filings.  We understand that the purpose of your review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filing.  We look forward to working with you in these respects.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings.

Response:

We have responded to each of the Staff’s comments and provided any supplemental information that has been requested.  We note that our revisions will be included in our future filings.

Mr. Rufus Decker
United States Securities and Exchange Commission

Business

Revenue, page 12

2.
Please revise your disclosures on page 13 and 43 to disclose the names of any customer(s) comprising 10% or more of your consolidated revenues.  It appears from your disclosures on page 13 that the loss of any of these customers would have a material adverse effect on your business.  Please refer to Item 101(C)(1)(vii) of Regulation S-K.

Response:

We have referred to Item 101(C)(1)(vii) of Regulation S-K.  We note that the names of customers comprising more than 10% of our consolidated revenue is required to be disclosed unless the names would be misleading.  Please note that our significant customers have changed in each of the last three years and have not continued being significant to us in relationship to our consolidated revenue.  Further, in certain instances, we have agreed with our customers/licensees that the financial terms of our agreements will not be disclosed but will be held in strict confidence; we do not want to violate our confidentiality obligations to our customers.  The revenue we recognized from licensees in 2007 was attributable to non-refundable upfront license fees that will not recur.  The significant customer in 2008 was based in the U.K. and purchased and installed our Purifier Systems to meet the emission reduction requirements established by Transport for London for the London Low Emission Zone (LEZ).  The very nature of the compliance deadlines for the LEZ (two deadlines in 2008 and next deadlines delayed until 2012) suggests that this customer will not be a significant customer for us on a year over year comparison.

We believe we had provided sufficient information in the text of the footnotes (please refer to Note 12 of Notes to the Consolidated Financial Statements) along with naming key licensees within the Results of Operations portion of the management’s Discussion and Analysis item (please refer to page 27) for a reader to derive the amount of revenue attributable to our licensees.  We believe a reader would understand that the 2008 significant customer is related to the London LEZ work.  As such, we respectfully request an exception to disclosing names of our significant customers because that would allow other parties to calculate the revenue amounts associated with each and lend an unfair advantage to our competition and potential future licensees.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies: Patents and Patent Expense, page 25

3.
In light of the significance of patents to your business, we believe it would be helpful to investors if you expanded your discussion of critical accounting policies to provide more specific information about the ways in which you evaluate patents for impairment.  Please consider revising your discussion to provide the following:

•
A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.  In particular quantify significant assumptions used such as:

-	Cash flows
-	Growth rates
-	Discount rates
•	A description of the types of events and changes in circumstances that would indicate the carrying value of patents is not recoverable and therefore, impairment testing would be triggered; and

Mr. Rufus Decker
United States Securities and Exchange Commission

•
An explanation of how the assumptions and methodologies used for valuing intangible assets during the year ended December 31, 2008 have changed since the prior year highlighting the impact of any changes.

Response:

Within our Critical Accounting Policies: Patents and Patent Expense included in Management’s Discussion and Analysis, we will add disclosure as follows:

“The types of events and changes in circumstances that would indicate the carrying value of our patents is not recoverable and therefore, impairment testing would be triggered include the following: permanent elimination of mandated compliance with emission reduction standards; reduction in overall market prevalence of diesel engines; obsolescence of our technologies due to new discoveries and inventions; and an adverse action or assessment against our technologies.

Our technology is comprised of patents, patent applications, trade or service marks, data and know-how.  We consider the life of our technologies to be commensurate with the remaining term of our U.S. and corresponding foreign patents.  Our patents have expiration dates ranging from 2009 through 2026, with the majority of the material patents upon which we rely expiring in 2018 and beyond.  We believe that we have sufficient patent coverage surrounding our core patents that effectively serves to provide us longer proprietary protection.  Our technologies comprise technologies that have been asserted as the technologies of choice by various automotive original equipment manufactures (OEMs) to meet mandates to comply with upcoming regulatory requirements that go into effect starting in 2010 (EPA 2010).  We monitor evolving technologies in the automotive and other applicable industries to evaluate obsolescence of any of our patents.

Although we have seen certain suspensions and delays in mandated emissions requirements, we expect sufficient revenue over the remaining life of the underlying patents to recover the carrying value of our patents.  We believe the emission reduction mandates will be phased in over time so that despite volatility in our revenue streams, we should realize the expected revenue from our patents.  We have consistently applied our methodologies used for valuing intangible assets during the year ended December 31, 2008 from the prior year but believe we incorporated more educated assumptions about our opportunities based upon the third-party market data that we did not have in the prior year.  Our intellectual property strategy has been to build upon our base of core technology with newer advanced technology patents developed or purchased by us.  In many instances, we have incorporated the technology embodied in our core patents into patents covering specific product applications, including product design and packaging.  We believe this building-block approach provides greater protection to us and our licensees than relying solely on our core patents.

In evaluating the viability of our patents, we used a cash flow model with the following assumptions:
•
Liquidity/cash – We will maintain our patents in force in the appropriate geographical areas by paying the required maintenance and annuity fees.  We expect to continue to invest in our patents to ensure adequate coverage and protection from inventions related to our existing patents.  Our expected capital expenditures include funds for prosecution of additional and pending patents.

•
Revenue/growth rates – We based our royalty revenue projections upon third-party market data regarding volume production projections for various engine sizes and vehicle classifications.  We estimated our market penetration rates based upon our understanding of market share of our current licensees and expectations of future licensing activities.  We recognize certain contingent license fee revenue once volume milestones have been achieved.  We used an expected rate for non-refundable, upfront fees from future licensees because historically the timing and amount of license fees have been unpredictable.  Our year over year growth rates assumed for Purifier Systems were up to 3.5% based upon further mandated low emission zones.

Mr. Rufus Decker
United States Securities and Exchange Commission

•	Sensitivity analysis – We evaluated the sensitivity of our revenue streams using judgmentally selected discount rates ranging from 8% to 15% should revenues not meet projected targets.”

We continue to evaluate the impact of current revenue recognized versus budget and its impact on expected revenue streams to evaluate the sensitivity of revenue projections over the next 12 to 18 months.  We evaluate the impact of postponements of mandated emission requirements to understand how that affects our operating results and cash flows.  We believe that emissions mandated requirements will continue to be established as legislation tightens across the globe.  Our technologies as a group are proven in the emissions reduction marketplace and will be used while the patents are in effect.  We believe there will be expanded markets for our technologies and different ways to monetize them in the future.  Because of expected recoverability, we determined the patents are not impaired.”

Liquidity and Capital Resources, page 31

4.
Your table on page 28 indicates that bad debt expense increased from $28,000 during 2007 to $629,000 during 2008.  Accounts receivable decreased from $1.9 million at December 31, 2007 to $637,000 at December 31, 2008.  Please revise your filing to explain in greater detail the reasons why your bad debt expense increased so significantly during 2008, the number of customers that caused this increase and the steps management has taken to collect outstanding balances.  Please also revise to disclose whether management continues to recognize revenues from sales to these past due customers and if so, how management determined that collectability of the revenue recognized was reasonably assured despite past due balance as of December 31, 2008.

Response:

We will expand our discussion within the Liquidity and Capital Resources portion of the Management’s Discussion and Analysis section to include the following disclosure:

“As noted in the Results of Operations discussion above, bad debt provision as a percentage of product sales for the year ended December 31, 2008 and 2007 was 9.0% and 1.9%, respectively.  The $601,000 increase in our bad debts in 2008 compared to 2007 was due to the difficult economic environment.  Twelve customers comprised approximately 83% of our bad debt expense in 2008 and one of those customers filed for bankruptcy within six months of our successful LEZ product sales and collection activity.  That customer’s initial order from us was in January 2008, and we received payments within the normal billing cycle so there was no indication of pending bankruptcy.  That bankrupt customer was approximately $200,000 (in excess of 31% of our 2008 bad debt expense) and was written off in 2008.  To the extent that we have past due customer balances, we require prepayment on new orders and establishment of payment plans on past due balances.

At December 31, 2008, no one customer represented greater than 10% of the Company’s gross accounts receivable balance.  At December 31, 2007, the Company had one customer that represented 57% of its gross accounts receivable balance.  As a result of the rapid growth in product sales and customers in 2008, our allowance for doubtful accounts receivable (reserve) also increased.  The number of customers that comprised our accounts receivable balance at December 31, 2008 increased by approximately 64% as compared to 2007.  The number of customers that comprised our 2008 revenue more than doubled compared to 2007 while our product sales increased by 379.1%.  The number of customers that comprised our allowance for doubtful accounts at December 31, 2008 increased by approximately 286% as compared to December 31, 2007, and 90% of the reserve balance was concentrated in 11 customers with balances greater than $6,000.

Mr. Rufus Decker
United States Securities and Exchange Commission

The allowance for doubtful accounts receivable as a percentage of the gross accounts receivable balance increased by 34% to 36% at December 31, 2008 compared to December 31, 2007.  In September 2008, management added new staff in order to improve our collections of accounts receivables and communications with customers.  We are using available legal remedies as needed to improve our collection efforts, including enforcement of personal guarantees.”

We continue to diligently collect our receivables and have made progress since December 31, 2008.  Through the date of this response, we have collected approximately $172,000 (48%) of the reserve at December 31, 2008.

Quantitative and Qualitative Disclosures about Market Risk, page 33

5.
Please revise to provide quantitative information about market risks associated with fluctuations in exchange rates and the cost of platinum using one of the three alternatives described in Item 305(a) of Regulation S-K.

Response:

We have reviewed the alternatives described in Item 305(a) of Regulation S-K.  Within Item 7A. “Quantitative and Qualitative Disclosures about Market Risk,” we will enhance our disclosure as follows:

Foreign Currency Risk

“Our results of operations are subject to both currency transaction risk and currency translation risk.  We incur currency transaction risk when we enter into either a purchase or sale transaction using a currency other than our functional currency, which is the U.S. dollar.  With respect to currency translation risk, our financial condition and results of operations are measured and recorded in the relevant domestic currency (U.K. pounds sterling) then translated into U.S. dollars for inclusion in our consolidated financial statements.  The Company held cash and cash equivalents denominated in pounds sterling that amounted to approximately GBP 1.5 million (U.S. $2.2 million) at December 31, 2008 compared to approximately GBP 4.0 million (U.S. $8.0 million) at December 31, 2007.  Due to the strengthening of the U.S. dollar in 2008, the currency rate decline of the pound sterling from December 31, 2007 to December 31, 2008 was 27.4%.  One pound sterling was equal to approximately $2.00 at December 31, 2007; $2.00 at March 31, 2008; $2.00 at June 30, 2008; $1.82 at September 30, 2008; and $1.45 at December 31, 2008.  A hypothetical 10% increase or decrease in the U.S. dollar versus the U.K. pound sterling would have resulted in an approximately $600,000 change of our revenues during 2008.

Commodity Risk

We are subject to the commodity risk of platinum prices, which could result in unfavorable pricing to us for production of our Platinum Plus fuel-borne catalyst.  We do not use any hedging or derivative contracts to purchase our platinum.  During 2008, we noted wide fluctuations in the price of platinum with a quoted high closing price of $2,280 per troy ounce and quoted low closing price of $810 per troy ounce.  The closing price per troy ounce of platinum at December 31, 2007 was $1,537; $2,030 at March 31, 2008; $2,075 at June 30, 2008; $1,058 at September 30, 2008; and $922 at December 31, 2008.   A hypothetical 10% increase or decrease in the price of platinum would have resulted in approximately $100,000 change of our cost of goods sold in 2008.”

Mr. Rufus Decker
United States Securities and Exchange Commission

Consolidated Financial Statements

Note 2 – Significant Accounting Policies, page 39

6.
Please revise your accounting policy concerning the valuation of accounts receivable on page 42 to include a more robust description of the methodology used to estimate your allowance for doubtful accounts.  Such a description should identify the factors that influenced management’s judgment (for example, historical losses and existing economic conditions).  Your revised disclosures should also address how management determines when to charge-off accounts receivable.

Response:

We will replace our disclosure on our accounting policy concerning the valuation of accounts receivable with revised disclosure to include the following:

“Management reviews the creditworthiness of a customer prior to accepting an initial order.  Upon review of the customer’s credit application and confirmation of the customer’s credit and bank references, management establishes the customer’s terms and credit limits.  Credit terms for payment of products are extended to customers in the normal course of business and no collateral is required.  We receive order acknowledgements from customers confirming their orders prior to our fulfillment of orders.  To determine the allowance for doubtful accounts receivable, management considers the ongoing financial stability of the Company’s customers, the aging of accounts receivable balances, historical losses and recoveries, and general business trends and existing economic conditions that impact our industry and customers.  In cases where the Company is aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, we record a specific allowance against amounts due from that customer, and thereby reduce the net recognized receivable to the amount the Company reasonably believes will be collected.  An account is written off only after management has determined that all available means of collection, including legal remedies, are exhausted.”

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2009

General

7.	Please address the above comment in your interim filings as well.

Response:

We will address each of the above comments in our future interim filings.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Recent Developments, page 18

8.
In light of the significant decline in revenues experienced during the first six months of 2009, the lack of EPA and CARB verifications for your retro fit market products, the delays in the London Low Emission Zone project, uncertainty as to when or if the EURO IV emission standards will be implanted in China, and the expected decrease in royalty streams for your ARIS technologies, please tell us how you considered paragraph 8 of SFAS 144 in determining whether any of your patents should be tested for recoverability as of June 30, 2009.

Mr. Rufus Decker
United States Securities and Exchange Commission

Response:

We have considered paragraph 8 of SFAS 144 in determining whether any of our patents should be tested for recoverability as of June 30, 2009, including the following:

a.	A significant decrease in the market price of a long-lived asset (asset group)

This is not applicable in our circumstances.

b.	A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or its physical condition

We have considered that our patents will expire through 2026 and that the underlying technologies are still being marketed with the expectation of being monetized before expiration.

c.	A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator

Based upon our understanding of current business conditions, including lower engine production volumes, competing technologies and current postponements in establishing low emission zones, we have considered the impact of current revenue streams and revenue expectations over the next 12 to 18 months.  We believe that emissions mandated requirements for the reduction of nitrogen oxides (NOx), particulate matter (PM), and other harmful pollutants that our technologies address will continue to be established as legislation tightens across the globe.  Our technologies are proven in the emissions reduction marketplace and will be used while the patents are in effect.  Further, we believe there will be expanded markets for our technologies and different ways to monetize them in the future.

d.	An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group)

The costs incurred in 2009 to maintain our patent estate is in line with our budget, including funds for patent capital expenditures.

e.
A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group)

We have taken action to reduce our overhead in relation to reduced sales volume in 2009 (see also our response to Comment No. 11 below).  We believe we have sufficient financial resources to fund operations as we seek to capture sales in 2009.  We believe that we will continue to incur losses in the near term.

f.	A current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life

We have determined that it is not likely, nor have we made such a business decision, to dispose of our patents.  Considering our revenue, EBIT and capital expenditure projections, we believe the estimated useful life for our patents does not need revision individually or collectively as a group.

Mr. Rufus Decker
United States Securities and Exchange Commission

Please also refer to our response to Comment No. 3 above regarding the methodology and assumptions used in evaluating our patents.

Results from Operations, page 19

9.
Please revise your discussion on page 23 to address the implications to your business, results of operations, and liquidity if you aren’t able to obtain CARB and/or EPA verification of your Platinum Plus fuel-borne catalyst in combination with a high performance diesel particulate filter during 2009.

Response:

The revision to our disclosure in future filings will include the following (inserted after the paragraph that states:  We believe that it is an essential requirement of the U.S. retrofit market that emissions control products and systems are verified under the U.S. EPA and/or CARB protocols in order to qualify for credits within the EPA and/or CARB programs.  Funding for these emissions control products and systems is generally limited to those products and technologies that have already been verified.  Verification is also useful for commercial acceptability.):

“We believe that the lack of CARB verification will result in a shift of expected U.S. retrofit revenue into future periods and that our Platinum Plus fuel-borne catalyst for fuel economy markets will be marketed in 2009 to potentially offset some of that expected shortfall from not having the CARB verification.  We do not expect to have full CARB verification in 2009 but once our application has been accepted by CARB, we will have the opportunity to be included on the U.S. Environmental Protection Agency (EPA) Emerging Technologies list which would allow us to access funding and possibly to qualify for credits within the EPA and/or CARB programs.  We may also have the opportunity to obtain a conditional CARB verification before all of our testing has been concluded.

Without full CARB verification, our U.S. retrofit opportunities are limited although certain jurisdictions have been satisfied with other of our certifications.  We received the EPA registration in December 1999 for the Platinum Plus fuel-borne catalyst for use in bulk fuel by refiners, distributors and truck fleets.  In 2000, we completed the certification protocol for particulate filters and additives for use with particulate filters with VERT, the main recognized authority in Europe that tests and verifies diesel particulate filters for emissions and health effects.  In 2001, the Swiss environmental agency BUWAL approved the Platinum Plus fuel-borne catalyst for use with particulate filters.  In 2002, the U.S. Mining, Safety and Health Administration accepted Platinum Plus fuel-borne catalyst for use in all underground mines.  In 2007, we received accreditation for our Purifier Systems, our Platinum Plus fuel-borne catalyst used with a diesel particulate filters, to be sold for compliance with the emission reduction requirements established for the London LEZ.

We have started to focus on fuel economy opportunities in the U.S. in non-road sectors, including rail, marine, mining and construction.  Platinum Plus fuel-borne catalyst is effective with regular sulfur diesel, ultra-low sulfur diesel, arctic diesel (kerosene) and biodiesel.  When used with blends of biodiesel and ultra-low sulfur diesel, our Platinum Plus fuel-borne catalyst prevents the normal increase in nitrogen oxides associated with biodiesel, as well as offering emission reduction in particulates and reduced fuel consumption.  Platinum Plus is used to improve combustion which acts to reduce emissions and improve the performance and reliability of emission control equipment.  Platinum Plus fuel-borne catalyst takes catalytic action into engine cylinders where it improves combustion, thereby reducing particulates, unburned hydrocarbons and carbon monoxide emissions, which also results in improving fuel economy.  Platinum Plus fuel-borne catalyst lends itself to a wide range of enabling solutions including fuel economy, diesel particulate filtration, low emission biodiesel, carbon reduction and exhaust emission reduction.  The improvement attributable to Platinum Plus fuel-borne catalyst may vary as a result of engine age, application in which the engine is used, load, duty cycle, speed, fuel quality, tire pressure and ambient air temperature.  Generally, after use of Platinum Plus fuel-borne catalyst during a conditioning period, our customers derive economic benefits from the use of our Platinum Plus fuel-borne catalyst whenever the price of diesel fuel is in excess of $1.75 per U.S. gallon.  Based upon recent fuel economy demonstration trials in a range of transportation sectors, the improvements in fuel economy from using Platinum Plus fuel-borne catalyst in these demonstrations ranged up to 12%."

Mr. Rufus Decker
United States Securities and Exchange Commission

10.
You disclose on page 12 that net gains on your auction rates securities and auction rate securities right for the three months ended June 30, 1009 amounted to $233,000 which appear to be material to your results for that period.  When gains or losses on these investments are material to the periods presented, consider disclosing the following in your Management’s Discussion and Analysis:

•
How counterparty credit risk affected your valuation of these investments and the resulting gain or loss that you included in earnings relating to the changes in that credit risk.  Also, consider discussing how deterioration of the counterparty’s credit and your ability to collect on derivative asset will impact your financial statements.

•	The reason for any material decline or increase in the fair values;
•	Whether you believe the fair values diverge materially from the amounts you currently anticipate realizing on settlement or maturity. If so, disclose why and provide the basis of your views; and
•
How sensitive the fair value estimates for these investments are to the significant inputs the technique or model uses.  For example, consider providing a range of value around the fair value amount you arrived at to provide a sense of how the fair value estimate could potentially change as the significant inputs vary.  To the extent you provide a range, discuss why you believe the range is appropriate, identifying the key drivers of variability, and discussing how you developed the inputs you used in determining the range.

Please also consider disclosing how the lack of liquidity of these investments impacted the valuation technique you used, and how you factored illiquidity into your fair value determination of those financial instruments.  For example, to the extent you used a discounted cash flow approach to determine the fair value of the auction rate securities, consider discussing the specific change in the discount rate or any other analysis you performed to account for the lack of liquidity and discuss how and why you changed your assumption from prior periods.  Please refer to the September 2008 Division of Corporation Finance letter regarding fair value matters which is available on our website at:
http://www.sec.gov/divisions/corpfin/guidance/fairvalueltr0908.htm.

Response:

We have considered the September 2008 Division of Corporation Finance letter regarding fair value matters and appropriate disclosures.

In future filings, we will add updated disclosures in the Results of Operations portion of our Management Discussion and Analysis section as follows:

“We compare the UBS-determined current value per the monthly statements from UBS to the par value of the ARS, noting that UBS may have an interest in being conservative in its values because we may seek additional loan advances from UBS based upon 75% of their ARS value.  The UBS current value of our ARS increased $1,626,336 from December 31, 2008 to June 30, 2009.  Quarterly, we compare the UBS-determined current value to the fair value computed by the Company with the assistance from a third party valuation firm.  The compared values differed by approximately $1.6 million at December 31, 2008 and $0.3 million at June 30, 2009, with the UBS values being lower.  In making our fair value determination, we considered a range of fair value estimates with the assistance of our third party valuation firm’s understanding of all available factors resulting in low, mid-point and high fair value assessments with a total range of 4% between the low and high fair values.  We believe that the use of the mid-point range is appropriate based on the available information at June 30, 2009.

Mr. Rufus Decker
United States Securities and Exchange Commission

We note that the UBS Valuation Methodology for Student Loan ARS considers many variables in its cash flow modeling of student loan ARS including, but not limited to:
General ARS considerations:
(a) projected forward interest rates
(b) cost of funds (e.g., perpetually failed auctions)
(c) issuer optionality and redemption provisions
General collateral performance considerations:
(a) prepayment speeds
(b) deferment and forbearance
(c) delinquencies
(d) gross default rates

The above assumptions, plus additional considerations, are formulated and applied by UBS.  A cash flow, or series of cash flows, is generated for both the student loan assets (i.e., the student loans and cash) as well as the corresponding liabilities (i.e., the ARS and other debt securities).  The scheduled interest and final principal payments on each ARS note are then discounted to arrive at a net present value (“NPV”).  Finally, the NPV for each security is adjusted to reflect the current market liquidity for ARS and UBS’s proprietary valuation methodology is routinely calibrated to observe market transactions.

We have not relied upon the UBS-determined values as our fair value.  We have used the third-party assessment to evaluate if the UBS values are reasonable as well as evaluating the discount from par that several other public companies used, companies that also have student loan ARS issued by UBS.  We continue to caution our investors about the credit risk should UBS be unable to fulfill its commitment under the Offer for a put right permitting us to sell to UBS at par value all ARS previously purchased from UBS at a future date (any time during a two-year period beginning June 30, 2010).  There can be no assurance that the financial position of UBS will be such as to afford the Company the ability to acquire the par value of its ARS upon exercise of the ARS right.

In our assessment of fair values, we monitor developments and changes in the student loan ARS market.  Key general considerations for the second quarter include the following:

•  During the second quarter, indications of market liquidity have improved.  ARS spreads have continued to contract over the course of the second quarter.  As a result, we have reduced the liquidity risk premium on our student loan ARS.
•  Spreads indicated by the Bloomberg/Bear Stearns Student Loan Index on AAA issues of 15 year or greater duration have decreased substantially from 253.51 basis points as of March 31, 2009 to 187.36 basis points as of June 30, 2009.  This is further evidence these spreads are on a downward trend from the all-time high of 436.37 bps as of December 31, 2008.
•  Probabilities of default are slightly lower on most securities given falling credit spreads in the market over the course of the quarter, and remain in the range of 0%-5% on a cumulative basis for AAA securities.
•  Probabilities of passing auction/return of capital within a 2-3 year period have remained stable over the second quarter.
•  LIBOR interest rate forwards rose during the second quarter at a faster rate than treasury strip securities, which caused upward pressure on prices.

Mr. Rufus Decker
United States Securities and Exchange Commission

•  Monetary actions over the past year have reduced yields on short-term treasury securities.  In July, the Federal Funds rate remained unchanged, at a target range of 0% to 0.25%.  Similarly, the discount rate remained unchanged at 0.5%.  However, many market participants are now forecasting higher inflation over the longer term due to these actions.
•  Recovery rates remained unchanged for most securities over the course of the quarter.
•  General Credit Movements: The rating agencies continue their review of student loan ARS structures, with focus on three major factors: (1) changes in levels of over-collateralization, (2) excess spread compression, and (3) the impact of prolonged auction failures.  None of our ARS have been downgraded.
•  UBS has reported full or partial redemption notices for a number of transactions for which UBS served as lead broker-dealer that were redeemed for par amount.

Based upon the trends noted above, our key risk considerations for the second quarter include the following.

Counterparty - Moderate as counterparty structure remained unchanged in the second quarter.
Complexity - Moderate as complexity of security remained unchanged in the second quarter.
Quality - Minimal/Moderate as none of our ARS experienced downgrades, thus no increases in quality risk.
Default - Minimal/Moderate; this risk assessment remains unchanged for our ARS which maintained the same credit rating.
Liquidity - Easing pressures
Trading Environment - Moderate due to easing liquidity pressures.
Asset Correlation - High as all of our ARS continued to fail auction, asset correlation risk remained high in the second quarter.

In the event that UBS is unable to perform upon our exercise of the ARS put right on or after June 10, 2010, we would have to sell the underlying securities at a discount which would negatively impact our future cash flows.”

Liquidity and Capital Resources, page 24

11.
In light of your results during the first six months of 2009, please revise your filing to explain in detail how you determined that you will have enough liquidity for one year from the balance sheet date to continue your operations and pay your obligations as they come due.  Your revised disclosures should indicate whether you have any liquidity sources other than the UBS credit facility which was fully drawn upon as of June 30, 2009.

Response:

We evaluated and concluded that we will have the ability to use the ARS as collateral for additional borrowings, including possible third-party financing as we near June 30, 2010, the date the Company will have access to the par value of the ARS from UBS, net of borrowings.  In addition, prior to filing of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, we considered the improvement of the fair value of the underlying investments which comprise our ARS and the likelihood of an expanded credit facility.  On September 4, 2009, we arranged an increase in our UBS line of credit from $6.5 million to $7.7 million and received additional loan proceeds from UBS of $1,263,620.  On September 11, 2009, we filed a Current Report on Form 8-K regarding this event.  We believe that at this time, we have sufficient available cash to fund planned operations beyond the next twelve months.

Mr. Rufus Decker
United States Securities and Exchange Commission

In the Liquidity and Capital Resources portion of the Management’s Discussion and Analysis section, we will disclose the following:

“We have evaluated our cash burn and determined that we have sufficient resources to fund operations through June 30, 2010, the date that the par value of the ARS will be available to us from UBS.  Presently, we do not have liquidity sources other than the UBS credit facility but believe we will have the ability to use the ARS as collateral for additional borrowings, including possible third-party financing as we near June 30, 2010.  We have reviewed a “worst case” scenario regarding our cash (including the assumption of no additional cash from collection of receivables) and concluded that we have sufficient resources for the next 12 months to accomplish our plans.  We continue to pay our obligations in the ordinary course as obligations become due.  We are making a concerted effort in 2009 to contain our costs and eliminate those costs that are redundant or considered unnecessary with strict controls over all discretionary spending and travel costs.  We have significantly reduced our ongoing cash requirements by curtailment of expenses and a 44% reduction in our work force, effective August 4, 2009.  We have restructured the Company so that each employee will manage resources based upon data-driven revenue expectations, and we are establishing processes to ensure organizational and individual discipline and accountability.”

*   *   *   *

In connection with responding to the Staff’s comments, we provide you with the following statements acknowledging that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (“Commission”) from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kindly direct any questions regarding this letter to me at (203) 416-5290 extension 109.

Sincerely,

/s/ Ann B. Ruple

Ann B. Ruple
Chief Financial Officer,
Vice President & Treasurer

cc:	Lisa Haynes, Staff Accountant
Jeanne Baker, Assistant Chief Accountant